Suite 420 – 609 Granville Street
Vancouver, BC V7Y 1G5

TSX: SLX

SILVERMEX  RESOURCES  APPOINTS   NEW  INVESTOR  RELATIONS  MANAGER

Vancouver,  BC,  Canada  –  March  1,  2011  –  Silvermex  Resources  Inc.  (“Silvermex”)  (TSX:  SLX)  has  appointed  Fiona  Grant  as  Manager  of  Investor  Relations.  In  this  position,  Ms.  Grant  will  be  responsible  for  developing  and  executing  a  global  investor  communications  program  and  be  the  main  liaison  betwee  the  Company  and  the  financial  community.

Ms.  Grant  joins  Silvermex  with  six  years  of  experience  in  the  mining  industry,  having  led  investor  relations  for  Miranda  Gold  Corp.  during  which  time  she  was  successful  at  gaining  wide  market  awareness  in  both  North  American  and  European  markets.

As  a  marketing  communications  specialist,  her  expertise  in  corporate  branding,  corporate  messaging  and  media  relations  helps  companies  distill  their  key  messaging  to  appeal  to  a  broad  spectrum  of  investors  Ms.  Grant  has  built  strong  relationships  with  fund  managers,  newsletter  writers,  investment  advisors,  analysts  and  investors  throughout  her  career  and  brings  a  wide‐reaching  network  to  Silvermex.

Company  Profile

Silvermex  is  a  publicly  traded  mining  company  focused  on  developing  its  core  asset,  the  producing  La  Guitarra  silver‐gold  property  located  in  the  Temascaltepec  Mining  District  of  Mexico.  La  Guitarra  Mine  presently  consists  of  two  underground  operation  centres  and  a  flotation  mill  with  a  proven  capacity  of  320  tones  per  day.  Silvermex  is  evaluating  options  for  the  expansion  of  existing  mining  operations  at  La  Guitarra  and  advancing  the  recently  conslidated  Rosario/San  Marcial  Mining  Camp  in  south  eastern  Sinaloa,  Mexico.  The  Rosario/San  Marcial  mining  concession  consists  of  two  past  producing  mines  and  numerous  known  high‐grade  deposits.  The  project  has  significant  resources  and  historic  reserves  with  extensive  production  related  infrastructure  in  place.  Silvermex  is  led  by  a  highly  experienced  and  successful  team,  comprised  of  top  executives  from  leading  corporations  in  the  silver  mining  sector.

ON  BEHALF  OF  THE  BOARD

Duane  Nelson
CEO  &  Director

For  more  information  please  visit  the  Company’s  website  at  www.silvermexresources.com  or  contact  Fiona  Grant,  Manager,  Investor  Relations  at  604‐682‐4004.

Neither  the  Toronto  Stock  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Exchange)  accepts  responsibility  for  the  adequacy  or  accuracy  of  this  release.